FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer: Symbol(s):

Date: April 1, 2021 Is this an updating or amending Notice: ☐Yes X No

If yes provide date(s) of prior Notices:_________________________________.

Issued and Outstanding Securities of Issuer Prior to Issuance: 50,498,009.
Pricing

Date of news release announcing proposed issuance: April 1, 2021 or

Date of confidential request for price protection:

Closing Market Price on Day Preceding the news release:

$8.86 or Day preceding request for price protection:

Closing

Number of securities to be issued: To be determined based on closing prices on acquisition1

Issued and outstanding securities following issuance: To be determined based on closing prices on acquisition2

Instructions:

1. For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2. Complete Table 1A - Summary for all purchasers, excluding those identified in Item 8.

3. Complete Table 1B - Related Persons only for Related Persons

4. If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

1The number of securities to be issued shall be determined in accordance with the Arrangement Agreement (as defined herein) will be based on the number of issued and outstanding securities immediately prior to the closing of the Transaction. An amended Form 9 shall be submitted forthwith upon closing.

2The number of issued and outstanding securities following the issuance will be determined immediately prior to the closing of the Transaction. An amended Form 9 shall be submitted forthwith upon closing.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

5. An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 - Notice of Proposed Transaction

6. Post the completed Form 9 to the CSE website in accordance with Policy 6 - Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

Part 1. Private Placement

Table 1A - Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction
Cayman Islands	1		To be determined base on closing date. Approximately $5.4 million

Total number of purchasers:	1
Total dollar value of distribution in all jurisdictions:3

Table 1B - Related Persons

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
1909203	TBD number	Lower of	N/A	Accredited	14,214,286	Closing Date	Lender;
Ontario Inc.,	of common	15%		Investor		of MYM	Holding
a company	shares	discount to				Acquisition	company
registered	155,340	signing or				(see details	of
under the	common	closing				below)	Director/
laws of the	share	price					CEO of
Cayman	purchase						Issuer.
Islands	warrants

3 To be determined based on closing date. Approximately $5.4 million

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: Approximately $5.4m4.

2. Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. Repayment in full of loan, including accrued and unpaid interest.

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: All shares to be paid to holding company of director/CEO of issuer to repay loan.

4. If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

Forgiveness of secured loan of lender previously disclosed on issuer's SEDAR profile.

5. Description of securities to be issued:

(a) Class Common Shares.

(b) Number TBD.

(c) Price per security Lower of 15% discount to signing or closing price.

(d) Voting rights One share one vote.

6. Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a) Number 155,340.

(b) Number of securities eligible to be purchased on exercise of warrants (or options) 155,340 common shares .

(c) Exercise price 120% of lower of signing and closing price                   .

4 Shall be determined on the closing date of the Transaction. An amended Form 9 shall be submitted forthwith upon closing.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

(d) Expiry date three years from date of issuance.

7. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount N/A.

(b) Maturity date N/A.

(c) Interest rate N/A.

(d) Conversion terms N/A.

(e) Default provisions N/A.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

Not applicable

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b) Cash N/A.

(c) Securities N/A.

(d) Other N/A.

(e) Expiry date of any options, warrants etc. N/A.

(f) Exercise price of any options, warrants etc. N/A.

9. State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship.

N/A.

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A.

11. State whether the private placement will result in a change of control.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

No, but issued in connection with change of control of MYM .

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. Shares issued in connection with arrangement pursuant to which all MYM shares will be purchased by IM Cannabis Corp.

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

Part 2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: All issued and outstanding shares of MYM Nutraceuticals Inc. ("MYM"). MYM owns two licensed producers, Highland Grow Inc. and Sublime Culture Inc., which are licensed producers under the Cannabis Act (Canada). IMC is acquiring MYM for shares of IMC based on a fixed exchange ratio of 0.022 IMC shares for each MYM share. The transaction is subject to customary conditions to closing and is expected to close in H2 2021.

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: Proposed acquisition pursuant to an arrangement agreement dated April 1, 2021 ("Arrangement Agreement"). Prior to the acquisition MYM is unrelated to the issuer. Shares in the issuer will be issued as consideration for the shares in MYM pursuant to the Arrangement Agreement.

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a) Total aggregate consideration in Canadian dollars: TBD - Exchange ratio for shares.

(b) Cash: N/A.

(c) Securities (including options, warrants etc.) and dollar value: each MYM share, including shares issued on acceleration of in the money options and warrants, to be purchased for 0.022 common shares of IMC

(d) Other: N/A.

(e) Expiry date of options, warrants, etc. if any: N/A.

(f) Exercise price of options, warrants, etc. if any: N/A.

(g) Work commitments: N/A.

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

Arm's length negotiation. MYM formed an independent committee. Both MYM and IMC obtained fairness opinions.

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A

                                                                                                                                                                 .

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

NOTE: All shareholders of MYM to receive IMC common shares based on the exchange ratio.

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)

(1) Indicate if Related Person

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Target is a CSE traded company.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A.

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b) Cash N/A.

(c) Securities N/A.

(d) Other N/A.

(e) Expiry date of any options, warrants etc. N/A.

(f) Exercise price of any options, warrants etc. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10. If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3. the Issuer has obtained the express written consent of each applicable individual to:

(a) the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b) the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5. All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated April 5, 2021.
Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, "CSE or the "Exchange") collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

• To determine whether an individual is suitable to be associated with a Listed Issuer;

• To determine whether an issuer is suitable for listing;

• To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

• To conduct enforcement proceedings;

• To ensure compliance with Exchange Requirements and applicable securities legislation; and

• To fulfil the Exchange's obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street - 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

September 2018